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                                 [ALYSIS LOGO]

                                 MARCH 29, 2001

Dear Stockholder:

    We are pleased to inform you that, on March 20, 2001, Alysis
Technologies, Inc. (the "COMPANY") entered into an Agreement and Plan of Merger (the "MERGER AGREEMENT") with Pitney Bowes Inc. ("PARENT") and Maui Acquisition Corp. (the "PURCHASER"), Parent's wholly owned subsidiary, pursuant to which the Purchaser agreed to acquire the Company. Pursuant to the Merger Agreement, the Purchaser has commenced a tender offer for all the outstanding shares of the Company's common stock, par value $0.01 per share, and class B common stock, par value $0.01 per share, at $1.39 per share, net to the sellers in cash, without interest thereon (the "OFFER").

    Following the successful completion of the Offer, the Purchaser will merge into the Company (the "MERGER"), and all the shares not purchased in the Offer will be converted into the right to receive $1.39 per share in cash in the Merger without interest. As a result of the Merger, the Company will become a wholly owned subsidiary of Parent.

    YOUR BOARD OF DIRECTORS HAS (1) DETERMINED THAT EACH OF THE MERGER AGREEMENT, THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTEREST OF, THE STOCKHOLDERS OF THE COMPANY, (2) DULY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY; AND (3) RECOMMENDED THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND APPROVE AND ADOPT THE MERGER AGREEMENT AND THE MERGER.

    Enclosed with this letter is a copy of the Company's Solicitation/Recommendation Statement on Schedule 14D-9, which describes the reasons for your Board's recommendation, including the opinion of First Union Securities, Inc., the Company's financial advisor, that the consideration to be received by the stockholders of the Company in the Offer and subsequent Merger pursuant to the Merger Agreement is fair from a financial point of view to the stockholders of the Company. Also enclosed are the Offer to Purchase by the Purchaser, together with related materials, including a Letter of Transmittal to be used for tendering your shares. These materials set forth in detail the terms and conditions of the tender offer, and provide instructions on how to tender your shares. I urge you to read the enclosed materials carefully.

                                          Very truly yours,

                                          /s/ KEVIN D. MORAN

                                          Kevin D. Moran
                                          President, Chief Executive Officer and
                                          Chairman of the Board of Directors